SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

February 26, 2026

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (‘Credicorp’) hereby notifies you as a Material Event that, the Board of Directors of Credicorp Ltd. (‘Credicorp’), at its meeting held on February 26, 2026, has resolved to amend Credicorp’s Dividend Policy. The new text of the Dividend Policy is set forth below:

"The purpose of the Company’s dividend policy is to declare and pay cash dividends in an amount of no less than 25 % of the Company’s consolidated net profit pursuant to its latest audited financial statements.

When making the decision to distribute dividends, the Company’s Board of Directors shall take the following under consideration:

•	For there to be dividends from the Company’s subsidiaries.
•	For the declaration and payment of dividends not to cause the Company to breach applicable legislation or adversely impact the equity growth of the Company or its subsidiaries.
•	The financial performance of the Company.
•	The general business and the economic and financial conditions of the Company.
•	The regulatory requirements for consolidated solvency.
•	Any other factors which the Board of Directors may consider relevant.

Notwithstanding the foregoing, in accordance with Bermudan law, dividends may only be declared and paid if the Company is able (i) to pay its obligations upon maturity, and (ii) the realizable value of its assets is not less than the added value of its liabilities, its capital stock issued, and its capital premium accounts.

The Board of Directors may determine at its sole discretion to declare and pay a percentage of less than 25%, if one of the above conditions is not met.

Subject to the above, it is expected for dividend payment to be made once a year, within ninety calendar days following the Board of Directors’ meeting resolving their declaration and payment.

No dividends shall be paid on account.

This dividend policy shall become effective thirty calendar days following the date of its approval, until it is modified or discontinued by the Board of Directors”.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2026

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative